

December 14, 2010

Mr. Stephen Warner
Chief Financial Officer
Gulfstar Energy Corporation
3410 Embassy Drive,
West Palm Beach, FL 33401

>   **Re: Gulfstar Energy Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 29, 2010**
>   **Form 8-K filed August 5, 2010**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
>   **Filed November 15, 2010**
>   **File No. 333-151398**

Dear Mr. Warner:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed August 5, 2010

General

1.   We note that the audit reports that are included with the separate financial statements of Talon Energy Corporation and Gulfstar Energy Group, LLC are not signed. Please file amended reports that are signed by your auditors.

Unaudited Pro Forma Consolidated Financial Information

2.   We note your disclosures stating that "the Gulfstar Energy Group LLC and the Talon Energy [Corporation] acquisition were accounted for as a reverse merger acquisition, in which Gulfstar Energy Group LLC was determined to be the acquirer for accounting purposes." Tell us how this disclosure is consistent with your subsequent accounting for the acquisition of Talon Energy Corporation, which appears to have been recorded at fair value in your June 30, 2010 interim financial statements.

3.   Submit details about the mergers between Talon Energy Corporation, Gulfstar Energy Corporation, and Gulfstar Energy Group, LLC, specifying the dates that each of the transactions were completed, the amount and form of consideration exchanged in each instance, also identifying the parties involved, indicating their ownership interests in each entity before and after the exchange and describing the motivation of these parties in electing to participate.

4.   Please label each of the pro forma adjustments included in your Unaudited Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Operation as necessary to correspond with the narrative disclosures included in your pro forma footnotes.

5.   We note your disclosures under caption (d) indicating that you valued the shares issued in connection with the acquisition of Talon Energy Corporation and Gulfstar Energy Group LLC at $0.03 per share. We also note that under caption (c), you disclose that you paid off debt of $5,000 by issuing 5,000 shares, indicating settlement at $1 per share. Please explain the apparent inconsistency in these valuations, and provide details to support the valuations of the common shares used in calculating the purchase price ascribed.

Form 10-Q for the Nine Months Ended September 30, 2010

Note 1 – Organization and Summary of Significant Accounting Policies, page 7

6.   We note your disclosures indicating that your non-controlling interests relate to the forty percent equity interest in Gulfstar Energy Group, LLC that were not purchased as part of the acquisition. However, we also note that you have disclosure indicating that you intended to account for the acquisition of Gulfstar Energy Group LLC as a reverse merger, identifying Gulfstar Energy Group LLC as the surviving entity. Please address the following points:

- Explain how your characterization and accounting for your non-controlling interest is consistent with its definition in FASB ASC Section 810-10-20.

- Describe any obligations you may have to the shareholders that comprise the 40 percent interest that you did not acquire.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief